UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31154 / July 15, 2014

_____

In the Matter of   :
                                                                                            :
NORTHERN LIGHTS FUND TRUST   :
CLARK CAPITAL MANAGEMENT GROUP, INC.   :
NORTHERN LIGHTS DISTRIBUTORS, LLC   :
                                                                                            :
80 Arkay Drive, Suite 110   :
Hauppauge, New York 11788   :
                                                                                            :
(812-14297)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Northern Lights Fund Trust, Clark Capital Management Group, Inc., and Northern Lights
Distributors, LLC filed an application on April 2, 2014, and an amendment on June 11, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting
an exemption from rule 12d1-2(a) under the Act. The order would permit open-end management
investment companies relying on rule 12d1-2 under the Act to invest in certain financial
instruments.

On June 18, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31087). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Northern Lights Fund Trust, et al. (File No. 812-14297) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary